FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of May 2009

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.


                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X       Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1   Press  Release:  Results  Shown in  Biocancell  Compassionate  Use
       Trial  using  BC-819  for Treatment of Renal Cancer. Dated: May 4, 2009.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Tikcro Technologies Ltd.

                                              (Registrant)

                                              By:/s/ Adam M. Klein
                                                 -------------------------
Date: May 14, 2009                               Adam M. Klein for Eric Paneth,
                                                 pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number                 Description of Exhibit

99.1 Press Release: Results Shown in Biocancell Compassionate Use Trial using BC-819 for Treatment of Renal Cancer. Dated: May 4, 2009.